UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission file number: 001-31275

VERTICAL HEALTH SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Florida	59-3635262
(State of Incorporation)	(IRS Employer ID No.)

Vertical Health Solutions, Inc.

180 Douglas Avenue

Oldsmar, Florida 34677

(Address of Principal Executive Offices)

(813) 403-5050

(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

INTRODUCTION

This Information Statement (this “Information Statement”) is being mailed on or about April 11, 2011 to the holders of record at the close of business on March 31, 2011 (the “Record Date”) of common stock, par value $0.001 per share (the “Common Stock”) of Vertical Health Solutions, Inc., a Florida corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Merger Agreement, dated as of February 1, 2011, by and among OnPoint Medical Diagnostics, Inc., a Minnesota corporation (“OnPoint”), on the one hand, and the Company and Vertical HS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), on the other hand (the “Merger Agreement”). The transactions contemplated by the Merger Agreement will be consummated on or about April 15, 2011 (the “Closing” or the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K that was filed on February 7, 2011.

The principal executive offices of the Company are located at 180 Douglas Avenue, Oldsmar, Florida 34677. After completion of the transactions contemplated by the Merger Agreement, our corporate headquarters and principal executive offices will be located at 7760 France Avenue South, 11th Floor Minneapolis, Minnesota 55435.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE

COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

VOTING SECURITIES

On the Record Date, 44,474,975 shares of Common Stock were issued and outstanding and the holders thereof are entitled to cast one vote per share. As a condition to the Merger Agreement, the Company must complete a reverse stock split of its outstanding shares of Common Stock on a one-for-164 basis prior to closing of the Merger (the “Reverse Stock Split”), such that immediately prior to the Merger, the Company will have no more than 1,084,756 shares of Common Stock outstanding.

CHANGE OF CONTROL

Pursuant to the Merger Agreement, on the Closing Date, Merger Sub will merge with and into OnPoint (the “Merger”), with OnPoint being the surviving corporation and becoming a wholly-owned subsidiary of the Company, and the outstanding shares of capital stock of OnPoint will be converted into an aggregate of 7,143,113 shares of Common Stock of the Company in accordance with the Minnesota Business Corporation Act (the “MBCA”) and the Delaware General Corporation Law (the “DGCL”) on the terms and conditions as set forth in the Merger Agreement. Of the 7,143,113 shares of Common Stock to be issued to shareholders of OnPoint at the Effective Time of the Merger, 1,000,000 shares of Common Stock (the “Escrow Shares”) will be delivered to Private Bank Minnesota (the “Escrow Agent”) and held in escrow pursuant to the Merger Agreement and the terms of a share escrow agreement, to be dated the Closing Date, among the Escrow Agent, OnPoint, and the Company (the “Escrow Agreement”). The Escrow Shares will be disbursed to the shareholders of OnPoint upon receipt by the Company of an aggregate of $1,000,000 in equity financing (the “Equity Release Amount”); provided, the Equity Release Amount is received on or before December 31, 2011. If the Equity Release Amount is received on or before December 31, 2011, the shares of Common Stock held in the Escrow Fund shall be distributed to the shareholders of OnPoint pro rata based on such shareholders percentage ownership immediately prior to the Effective Time. If the Equity Release Amount is not received on or before December 31, 2011, the Escrow Shares shall be released by the Escrow Agent to the Company on January 1, 2012 and shall thereafter be cancelled by the Company. Upon the completion of the Merger, the Company will have a total of 8,227,869 shares of Common Stock issued and outstanding, and the former stockholders of OnPoint will hold in the aggregate approximately 87% of such outstanding shares of Common Stock. The consummation of the transactions contemplated by the Merger Agreement will result in a change of control of the Company.

On the Closing Date, Mr. Stephen M. Watters, Mr. Jugal K. Taneja and Mr. Alfred Lehmkuhl, as the directors of the Company, will appoint Mr. William T. Cavanaugh, Mr. Gus Chafoulias, Mr. George Danko, Mr. Blake Whitney, Dr. Richard Lindstrom and Mr. Tom Tomlinson as directors of the Company effective on the Closing Date. Mr. Watters, Mr. Taneja and Mr. Lehmkuhl will submit their resignations from the Board of Directors, which will become effective on the 10th day following the mailing of this Information Statement to the stockholders of the Company (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock immediately before and after the closing of the transactions contemplated by the Merger Agreement and the Offering by:

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities;

•	each current director of the Company;

•	each of the named executive officers of the Company listed below in the table under the caption “Executive Compensation”; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Unless otherwise specified, the address of each of the persons set forth below is in care of OnPoint Medical Diagnostics, Inc., 7760 France Avenue South, 11th Floor Minneapolis, MN 55435.

	Before Closing of the Merger Agreement		After Closing of the Merger Agreement
Name and Address of Beneficial Holder	Number of Shares Beneficially Owned(1)	Common Stock (%) (2)	Number of Shares Beneficially Owned(1)	Common Stock (%)(3)
Directors and Executive Officers
Stephen M. Watters(4)(5)	116,843	43.09%	388,032	4.72%
Jugal K. Taneja(4)(6)	85,351	31.47%	85,351	1.04%
Alfred Lehmkuhl(4)(7)	9,527	3.51%	9,527	*
William T. Cavanaugh(4)(8)	—	—	950,000	11.34%
Mark Steege(4)	—	—	20,000	*
Gus Chafoulias(4)(9)	—	—	890,000	10.78%
George Danko(4)(10)	—	—	50,000	*
Blake Whitney(4)(11)	—	—	30,000	*
Dr. Richard Lindstrom(4)(12)	—	—	718,881	8.71%
Tom Tomlinson(4)(13)	—	—	30,000	*
All directors and officers as a group (10 persons)	211,721	78.07%	3,171,791	37.19%
5% Stockholders
Brian T. Nugent(14)	33,091	12.20%	33,091	*
Mayo Foundation for Medical Education and Research	—	—	1,111,000	13.50%
Dr. Chris Brown	—	—	486,363	5.91%
Rainwater Capital Partners, LLC	—	—	451,805	5.49%
Greg D. Gentling	—	—	489,973	5.96%
Alfred P. Scalzo(15)	19	*	542,397	6.59%

*	Less than 1%
(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s stock.
(2)	Based on 271,189 shares of Common Stock issued and outstanding immediately prior to the Closing of the Merger. The number of shares reflects the adjustment pursuant to a 1-for-164 reverse stock split that will be effectuated immediately prior to the Closing of the Merger. There are no shares of preferred stock issued and outstanding.
(3)	Based on 8,227,869 shares of Common Stock issued and outstanding following the completion of the Merger.
(4)	Mr. Stephen M. Watters, Mr. Jugal K. Taneja and Mr. Alfred Lehmkuhl have submitted letters of resignation from the Company’s Board of Directors, which will become effective on the Effective Date. Effective on the Closing Date, Mr. William T. Cavanaugh has been appointed Chief Executive Officer, President and Director, Mr. Mark Steege has been appointed Interim Chief Financial Officer, Treasurer and Secretary, and Mr. Gus Chafoulias, Mr. George Danko, Mr. Blake Whitney, Dr. Richard Lindstrom and Mr. Tom Tomlinson have been appointed as Directors.
(5)	Of the shares beneficially owned by Mr. Watters, 11,670 shares are owned by SMW Capital Group Limited Partnership, a company owned and controlled by Mr. Watters. Also includes 1,392 shares are owned by Kristen Watters, Mr. Watters’ wife. Mr. Watters disclaims beneficial ownership of the shares registered in the name of his wife.
(6)	Of the shares beneficially owned by Mr. Taneja, 2,750 shares are owned by Manju Taneja, Mr. Taneja’s wife. 5,119 shares are owned by Carnegie Capital LLC, a company owned and controlled by Mr. Taneja, and 1,965 shares are owned by Bryan Capital Limited Partnership, a company wholly-owned by Dynamic Health Products, Inc., a public company which is controlled by Mr. Taneja. Mr. Taneja disclaims beneficial ownership of the shares registered in the name of his wife.
(7)	Of the shares beneficially owned by Mr. Lehmkuhl, 232 shares are held by Mr. Lehmkuhl as custodian for each of Joseph J. Zam, Jr. and Katelyn C. Zam, Mr. Lehmkuhl’s grandchildren.

(8)	Includes 800,000 shares of common stock and 150,000 shares issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after the Record Date.
(9)	Includes 860,000 shares of common stock and 30,000 shares issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after the Record Date.
(10)	Includes 20,000 shares of common stock and 30,000 shares issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after the Record Date.
(11)	Includes 30,000 shares issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after the Record Date.
(12)	Includes 73,496 shares of common stock held by Lindstrom Family Limited Partnership #2, 30,000 shares issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after the Record Date, and 615,385 shares issuable upon conversion of the 10% Notes held by Dr. Lindstrom (at an assumed conversion price of $0.65 per share).
(13)	Includes 30,000 shares issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days after the Record Date.
(14)	Of the shares beneficially owned by Mr. Nugent, 581 shares are owned by Julie Nugent, Mr. Nugent’s wife. Mr. Nugent disclaims beneficial ownership of the shares registered in the name of his wife.
(15)	Includes 19 shares issuable pursuant to presently exercisable warrants and 542,378 shares of VHS that will be issued and outstanding following completion of the Merger as a result of conversion of outstanding debt held by Mr. Scalzo into shares of Common Stock of the Company.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Mr. Stephen M. Watters, Mr. Jugal K. Taneja and Mr. Alfred Lehmkuhl, as the directors of the Company, will appoint Mr. William T. Cavanaugh, Mr. Gus Chafoulias, Mr. George Danko, Mr. Blake Whitney, Dr. Richard Lindstrom and Mr. Tom Tomlinson to the Board of Directors. On the Closing Date, Mr. Watters, Mr. Taneja and Mr. Lehmkuhl will submit their resignations from the Board of Directors. The resignations of Mr. Watters, Mr. Taneja and Mr. Lehmkuhl will be effective on the Effective Date.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Merger, the Board of Directors consisted of Mr. Stephen M. Watters, Mr. Jugal K. Taneja and Mr. Alfred Lehmkuhl, who were elected to serve until their successors were duly elected and qualified or until the next annual meeting of the Company’s stockholders. Mr. William T. Cavanaugh, Mr. Gus Chafoulias, Mr. George Danko, Mr. Blake Whitney, Dr. Richard Lindstrom and Mr. Tom Tomlinson will be appointed as directors of the Company, effective as of the Closing Date. Mr. Watters, Mr. Taneja and Mr. Lehmkuhl will submit letters of resignation from the Company’s Board of Directors which will become effective on the Effective Date.

On the Closing Date, Mr. Watters will resign as Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company effective immediately. Upon the resignation of Mr. Watters as officer of Company, the officers of OnPoint in office immediately prior to the Closing Date will be appointed as officers of the Company and will serve as the officers of the Company until their successors are duly elected or appointed and qualified.

The names of the current officers and directors of the Company and the incoming directors, as well as certain information about them are set forth below:

Name	Age	Director Since	Position

Current Directors and Officers:

Stephen M. Watters	44	2006	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director(1)

Jugal K. Taneja	67	2000	Director(1)

Alfred Lehmkuhl	79	2002	Director(1)

Incoming Directors and Officers:

William T. Cavanaugh	47	2010	President, Chief Executive Officer and Director(2)

Gus Chafoulias	75	2009	Director(2)

George Danko	60	2010	Director(2)

Blake Whitney	64	2010	Director(2)

Dr. Richard Lindstrom	63	2010	Director(2)

Tom Tomlinson	48	2010	Director(2)

Mark Steege	50	2010	Interim Chief Financial Officer, Treasurer and Secretary

(1)	Current director until the Effective Date.
(2)	Incoming director, effective on the Closing Date.

Current Directors and Officers of the Company

Stephen M. Watters. Prior to working with us, Mr. Watters was the Co-founder, Chief Executive Officer and President, of DrugMax, Inc., from September 1998 until August 2000. DrugMax, was a wholesaler and retailer of pharmaceuticals, over-the counter drugs, health and beauty care products and private label dietary supplements. DrugMax was subsequently renamed FamilyMed and is no longer in business. From September through November 1998, Mr. Watters served as Vice President of Finance of Dynamic Health Products, Inc., a publicly-held nutraceutical products company. Prior to that, he worked in the investment banking and brokerage businesses from April 1992 to September 1998. He received his Executive Masters of Business Administration degree from Case Western Reserve University in 1997.

Jugal K. Taneja. Jugal K. Taneja had served as a director of the Company since its inception and as a consultant to the Company since March 2000. In addition to his service to the Company, Mr. Taneja operates several other companies. He served as Co-Chairman of the Board of DrugMax, Inc., and from October 2000 to November 2004 served as DrugMax’s Chief Executive Officer. He previously served as DrugMax’s Chief Executive Officer from its inception in October 1993 through April 1995, and again from January 1996 until August 1999. Further, he served at various times over the years as DrugMax’s President and Secretary. DrugMax was a wholesaler and retailer of pharmaceuticals, over-the counter drugs, health and beauty care products and private label dietary supplements. DrugMax was subsequently named FamilyMed and is no longer in business. Mr. Taneja also serves as Chairman and a director of Geopharma, Inc., a publicly-held pharmaceutical and nutraceutical products company. Mr. Taneja holds degrees in Petroleum Engineering, Mechanical Engineering, and a Masters in Business Administration from Rutgers University.

Alfred Lehmkuhl. Alfred F. Lehmkuhl has been a Director since May 2002. Since June 1988, he has been Chief Executive Officer of Seven Limers, Inc., an agricultural equipment and supply company, and KAS Trucking, Inc., a regulated common carrier trucking company. He served as President and Chief Executive Officer of Horn’s Crop Service, Inc., an agricultural supply company from September 1984 to December 1993. Mr. Lehmkuhl holds a Bachelor of Science degree in Animal Nutrition from The Ohio State University.

Incoming Directors and Officers of the Company

William T. Cavanaugh. William Cavanaugh joined OnPoint in February 2010 as its President. In September 2010, Mr. Cavanaugh assumed the role of President and Chief Executive Officer and was granted a seat on the Board. Between November 2007 and January 2010, Mr. Cavanaugh was the director of global sales operations and professional services for Vital Images, a publicly held provider of advanced visualization and analysis software for medical imaging. From September 2005 to November 2007, he was a director of development and operations at UnitedHealth Group. Prior to UnitedHealth Group, Mr. Cavanaugh was CEO of Solonis, which he founded and grew as a software and professional services business from an initial capital investment of $300 to over $12 million in revenues, delivering 11 consecutive years of profitability and growth. Among the experiences, qualifications, attributes and skills that Mr. Cavanaugh brings to the Board are his leadership capabilities in growing a development stage company, a solid medical imaging background, and a passion for delivering innovative solutions to the health care industry. Mr. Cavanaugh has a computer science degree from the University of St. Thomas and MBA from the Kellogg School of Management at Northwestern University.

Gus A. Chafoulias. Mr. Chafoulias has served on the board of OnPoint since February 2009. Mr. Chafoulias is also chairman of the board of Titan Development and Investments, a company he founded in 1977 consisting of retail liquor, hotels, real estate, office building and various other investments. He has successfully developed more than 3 million square feet of apartments and commercial real estate during more than 40 years in the business development business. Mr. Chafoulias is also a United Way Alexis de Tocqueville Society member, Leadership 100 board member, and Blue Cross Blue Shield Champions of Health award winner. He currently serves as Chairman on the following private company’s boards: Kardia Health Systems, Inc., GMS of Rochester, Inc., TriPrima, LLC, Andy’s Liquor, Inc., and NISCO, Inc. He was formerly on the board of Southwest Casino Corp, a once public company. Among the experiences, qualifications, attributes and skills that Mr. Chafoulias brings to the Board are his extensive leadership capabilities and a wide variety of business experience with a track record of building successful companies.

George Danko. Mr. Danko has served on the board of OnPoint since December 2010. He began as and remains President of Kardia Health Systems in January 2008 and was concurrently Executive Vice President of Healthcare IP Partners, LLC until November 2010. He was interim CEO of Jump Technologies from August until December 2008. Between June 2004 and August 2008, he was Chairman and CEO of SpringWorks, LLC. Prior to June 2004, Mr. Danko was Sr. President at Best Buy, Inc. Mr. Danko currently serves on the boards of the following private companies: Kardia Health Systems, Inc, Reshare Commerce, LLC and UpdateLogic, LLC. Within the past five years, he was also on the boards of SpringWorks, LLC, Infinite Power Solutions, Inc., Symmorphix, Inc., Yes Video, Inc., wideBlue, Ltd., SoniqCast, Inc., Fidelica Microsystems, Inc. Mr. Danko has been leading and developing early stage high technology businesses for of 10 years and has been instrumental in securing capital and talent, developing products and channels to market as well as building the processes to position these business for rapid growth and success. Mr. Danko received a Bachelor Science degree in Electrical Engineering from Drexel University and completed advanced studies at the business colleges of Northeastern and Northwestern Universities.

Blake Whitney. Mr. Blake Whitney has served on the board of OnPoint since December 2010. Since 2006, Mr. Whitney has acted as the President, CEO and Chairman of BW Advisors, Inc., a privately held firm providing specialized healthcare advisory services. Prior to 2006, Mr. Whitney was the President, CEO and Chairman of MDdatacor, Inc., a privately held health data informatics company. Mr. Whitney currently serves as a director on the following boards: Neurostar Inc., Gateway Medical Management Systems, Inc., and ERLink. Within the past five years, Mr. Whitney also served on the boards of the following companies: SendItCertified, dba Privacy Data Systems, and MDdatacor, all of which are privately held firms in the medical technology business. Mr. Whitney has spent his career in healthcare where his experience has spanned medical devices, outsourced diagnostic services, medical product distribution, IT enabled services, web-centric health data management, professional and consumer medical web site, and advisory services to a range healthcare companies from pre-revenue start-ups to global leaders. Notably, he was on the founding management team and first president of WebMD. Mr. Whitney has a Bachelor of Science from the University of Iowa.

Richard L. Lindstrom MD. Richard L. Lindstrom MD has served on the board of OnPoint since December 2010. Dr. Lindstrom is founder and attending surgeon at Minnesota Eye Consultants, a 21 year old Ophthalmology practice. He is Chairman of the Board and CEO of Lindstrom Restoration/Environmental, a 66 year old family owned construction company focused on insurance restoration. He currently serves on the board of one other public company, Tearlab. He also serves on the board of several private companies including TLCVision, Refractec, Acufocus, WaveTec, Encore, RevitalVision, and Improve Your Vision. Dr. Lindstrom is also active on several not for profit boards including the Minnesota Medical Foundation, Inner City Tennis, the American Society of Refractive Surgery and it’s Foundation, the International Society of Refractive Surgery of the American Academy of Ophthalmology, and the Eye Bank Association of America. Dr. Lindstrom invests widely in startup companies and many, including Intralase, eyeonics and LenSx, have been successfully divested. He consults for industry widely in Ophthalmology and for select Venture Capital companies.

Percy C. (Tom) Tomlinson. Mr. Tomlinson has served on the board of OnPoint since December 2010. Mr. Tomlinson currently services as President and COO of Center for Diagnostic Imaging, Inc., or CDI. After joining CDI in 2002, he held several executive level positions, including CFO and COO. He is currently responsible for the organization’s information technology, marketing, sales and clinical operations functions, which includes 59 medical imaging centers in ten states. Prior to joining CDI in 2002, Mr. Tomlinson was Executive VP and CFO of Department 56, a publicly traded wholesale and retail consumer products company. From 1995 through 1999 Mr. Tomlinson held several executive roles within Apogee Enterprises including; President of Harmon Solutions Group, CFO for the Automotive Group, and Corporate Treasurer. Apogee is a publicly traded company. Throughout his career Mr. Tomlinson has also held a number of finance and business development positions in investment banking and the airline industry. Mr. Tomlinson is also an active investor with ownership interests in a number of finance, real estate, and industrial companies. He is also actively involved in the community having served on the boards of Special Olympics Minnesota and Inner City Christian Ministries. He holds an M.B.A. from Columbia University and a B.A. from the University of St. Thomas.

Mark Steege. Mr. Steege joined OnPoint in November 2010 as its Interim Chief Financial Officer. Mr. Steege is also chief financial officer of Titan Ventures, a company that consists of the management arm for retail liquor stores, hotels, commercial real estate, and housing as well as other various investments. He has been employed with Titan since 1993 and chief financial officer since 1995. He has been responsible for financing and maintaining lender relationships having financed in excess of $100,000,000, is responsible for budgeting and tracking of development projects. Mr. Steege is also involved in leasing and economic review of leases. He is currently chairperson of the Rochester Downtown Alliance and he is on the board of the Rochester Area Family YMCA. He is a member of the Minnesota Society of CPA’s and the American Institute of CPA’s. He received his Bachelor of Arts Degree from Luther College and is a Certified Real Estate Broker.

Qualifications for Incoming Directors

In its assessment of each potential candidate, the Board considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors the Board determines are pertinent in light of the current needs of the Board. The Board also takes into account the ability of a Director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board requires that each Director be a recognized person of high integrity with a proven record of success in his or her field. Each Director must demonstrate respect for and an ability and willingness to learn corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to ethical business practices. In addition to the qualifications required of all Directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of professional and academic experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities. The Company is a U.S. public company that, following the Merger, will be primarily formed to commercialize Magnetic Resonance Imaging quality assurance software technologies. Therefore, the Board believes that a diversity of professional experiences in this software industry, specific knowledge of marketing medical imaging technologies, and knowledge of building start-up companies and of U.S. accounting and financial reporting standards should be represented on the Board.

Set forth below is a tabular disclosure summarizing some of the specific qualifications, attributes, skills and experiences of our directors.

Director	Title	Material Qualifications
William T. Cavanaugh	Chief Executive Officer and Director	•	Experience building a profitable business from start-up
		•	High level of financial literacy
		•	Software and medical imaging experience
		•	Experience managing and leading diverse teams

Gus Chafoulias	Chairman and Director	•	Extensive business development experience working with major medical institutions
		•	Experience building medical technology companies
		•	Track record of building successful businesses

Blake Whitney	Director	•	Experience securing capital and executing exit strategies in the healthcare marketplace
		•	Selling and marketing products to the healthcare industry
		•	Extensive business development experience
		•	Relevant President/CEO Experience

Dr. Richard Lindstrom	Director	•	Experience investing in and providing guidance to CEO’s of start-up companies
		•	Experience as Chairman and CEO of companies with over $20 million in revenues
		•	Extensive board of director experience with public companies
		•	High level of financial literacy

Tom Tomlinson	Director	•	Performed as Chief Financial Officer of a publicly traded company
		•	Extensive operational and leadership experience leading a medical imaging company
		•	High level of financial literacy
		•	Business development experience

George Danko	Director	•	Extensive business development experience
		•	Experience managing large sales organizations and operating medical technology companies
		•	Experience leading and developing early stage technology businesses
		•	Extensive business operations experience

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Vertical Health Solutions, Inc.

The Company had a verbal agreement with Vitality Systems, Inc., a related party, to pay expenses on their behalf. Jugal Taneja, Brian Nugent and Steve Watters are all shareholders of both Vitality Systems, Inc. and the Company. The agreement had no specific repayment terms and was non-interest bearing. As of December 31, 2010 and 2009, the Company owed the related party $10,370 and $0, respectively.

As of December 31, 2010 and 2009, the Company had an outstanding obligation to Steve Watters, Chief Executive and Financial Officer, in the amount of $21,000 and $9,000, respectively, for services rendered and payment of invoices on the Company’s behalf.

The Company believes that material affiliated transactions and loans, and business relationships entered into by the Company with certain of its officers, directors and principal shareholders or their affiliates were on terms no less favorable than the Company could have obtained from independent third parties. Any future transactions between the Company and its officers, directors or affiliates will be subject to approval by a majority of disinterested directors or shareholders in accordance with Florida law.

OnPoint Medical Diagnostics, Inc.

The following is a description of transactions since OnPoint’s inception to which OnPoint has been a party, in which the amount involved in the transaction exceeds the lesser of $120,000 or one percent of the average of OnPoint’s total assets at year end since OnPoint’s inception, and in which any of OnPoint’s directors, executive officers or holders of more than 5% of OnPoint’s capital stock had or will have a direct or indirect material interest, other than compensation, termination and change in control arrangements, which are described herein. OnPoint believes the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Mark Steege

Since 1995, Mr. Steege has served as chief financial officer of Titan Ventures, a company founded by Mr. Gus Chafoulias, the chairman of OnPoint’s board of directors. In November 2010, Mr. Chafoulias transferred 20,000 shares of OnPoint common stock held by Mr. Chafoulias to Mr. Steege in exchange for Mr. Steege’s agreement to act as Interim Chief Financial Officer for OnPoint. The approximate value of the shares at the time of the transfer was $0.65 per share, or $13,000.

Convertible Note Financing

In the fourth quarter of 2010 and through March 2, 2011, OnPoint offered and sold 10% convertible notes (the “Promissory Notes”) to certain accredited investors and raised a total of $1,372,500. Dr. Lindstrom, one of OnPoint’s board members, participated in the convertible note offering, whereby he purchased an aggregate of $400,000 of convertible promissory notes and accompanying warrants.

In connection with this Offering and the Merger, OnPoint intends to provide the holders of the Promissory Notes with registration rights if such holders convert their Promissory Notes into shares of common stock of the Company.

License Agreement with Mayo Clinic

On August 1, 2009, OnPoint and Mayo Foundation for Medical Education and Research, or Mayo, entered into a license agreement whereby OnPoint licensed certain software and other technology developed by Mayo. Pursuant to the license agreement, OnPoint made an upfront payment of $50,000 to Mayo and issued Mayo 1,111,000 shares of OnPoint’s common stock. As a result of such issuance, Mayo held 9.9% of OnPoint’s common stock.

On November 12, 2010, OnPoint and Mayo amended and restated the license agreement. Under the amended and restated license agreement, OnPoint made an upfront payment of $50,000 to Mayo and is required to pay Mayo a single digit royalty payment on gross sales of the licensed technology beginning in fiscal year 2011, with minimum royalties of $50,000 for fiscal year 2011 and $100,000 for each fiscal year thereafter.

Upon completion of the Merger, Mayo will hold approximately 13.5% of the Company’s outstanding shares of Common Stock.

CORPORATE GOVERNANCE

Governance Structure

Our Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Our leadership structure has combined the Chairman of the Board, President and Chief Executive Officer roles into one position. Currently, Mr. Watters serves as Chairman of the Board, President and Chief Executive Officer of our company. Our Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company, the current stage of development and commercialization of our products and product candidates and other relevant factors. After considering these factors, our Board has determined that the combined roles of Chairman of the Board, President and Chief Executive Officer is an appropriate board leadership structure for our company at this time.

The Board’s Role in Risk Oversight

The Board is also responsible for oversight of our risk management practices, while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s board leadership structure supports this approach.

Board Committees

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions nor does the Company have an audit committee financial expert, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee or have an audit committee financial expert. In addition, given the Company’s operations, we did not believe that the establishment of such committees is necessary as the functions typically served by such committees could be adequately undertaken by our then directors Mr. Stephen M. Watters, Mr. Jugal K. Taneja and Mr. Alfred Lehmkuhl. However, new management of the Company plans to form an audit, compensation and nominating committee in the near future. In addition, upon formation of the audit committee, new management of the Company plans to have at least one audit committee financial expert serving on its audit committee.

The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. The Company envisions that the nominating committee will be primarily responsible for identifying qualified individuals to become members of the Board of Directors, and selecting the director nominees to be presented for election at each of the Company’s annual meeting of stockholders. Until these committees are established, these decisions will continue to be made by the full Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter, compensation committee charter or a charter governing the nominating process. Mr. Alfred Lehmkuhl is the only independent director of the Company. Mr. Watters is not independent because he is also an officer of the Company. Mr. Taneja is not independent because he is also a stockholder of Vitality Systems, Inc. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 5605(a)(2) of the Rules of NASDAQ stock market.

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. However, new management of the Company plans to adopt a specific nominating policy in the near future.

During fiscal year 2010, the Board of Directors did not meet or act by consent in lieu of meeting. The Company did not hold an annual meeting in 2010. We do not have a formal policy regarding attendance at duly called meetings of the Board of Directors.

At the present time we do not have an established procedure by which stockholders can send communications to the Board of Directors because prior to the closing of the Merger, we did not believe such a procedure was necessary given the nature of our operations and the small number of stockholders of our outstanding shares of Common Stock. However, new management of the Company plans to establish procedures by which stockholders can send communications to the Board of Directors in the near future.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to Stephen M. Watters, the Company’s current Chief Executive Officer, President, Chief Financial Officer and Secretary, William T. Cavanaugh, OnPoint’s current Chief Executive Officer and President, and Mark Steege, OnPoint’s Interim Chief Financial Officer, for services rendered in all capacities during the noted periods.

On the Closing Date, Mr. Watters will resign as Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company effective immediately. Upon the resignation of Mr. Watters as officer of Company, the officers of OnPoint in office immediately prior to the Closing Date will be appointed as officers of the Company and will serve as the officers of the Company until their successors are duly elected or appointed and qualified.

No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
Stephen M. Watters, Chief Executive Officer, President, Chief Financial Officer and Secretary(3)	2010 2009	-0- -0-		-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- 12,000	-0- 12,000

William T. Cavanaugh, Chief Executive Officer and President(4)	2010 2009	222,000 -0-	(5)	-0- -0-	800 -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	222,800 -0-

Mark Steege, Interim Chief Financial Officer(6)	2010 2009	-0- -0-		-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-

(1)	Represents the grant date fair value of the related stock or option award in accordance with FASB ASC Topic 718.
(2)	In accordance with the current rules of the SEC, other compensation in the form of perquisites and other personal benefits, securities or property have been omitted in those instances where such perquisites and other personal benefits, securities or property constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for the fiscal year.
(3)	Mr. Stephen M. Watters will resign from all offices he holds with the Company on the Closing Date.
(4)	On the Closing Date, in connection with the Merger Agreement, Mr. Cavanaugh will become the Chief Executive Officer and President of the Company. Prior to the Closing Date, Mr. Cavanaugh served at OnPoint as Chief Executive Officer and President. The compensation shown in this table includes the amount Mr. Cavanaugh received from OnPoint prior to the consummation of the Merger Agreement.

(5)	Mr. Cavanaugh joined OnPoint in February 2010. OnPoint has agreed to pay Mr. Cavanaugh an annual salary of $240,000 per year.
(6)	On the Closing Date, in connection with the Merger Agreement, Mr. Steege will become the Interim Chief Financial Officer of the Company. Prior to the Closing Date, Mr. Steege joined OnPoint in November 2010 and agreed to act as Interim Chief Financial Officer, without compensation from OnPoint, until such time as the Board appoints a new Chief Financial Officer. The Board may determine to grant Mr. Steege equity or monetary compensation in the future. OnPoint intends to recruit a Chief Financial Officer following the completion of the Merger.

Long-Term Incentive Plan

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers. The Company does not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company’s subsidiary OnPoint has a cash bonus program for its executive officers and employers. The Company currently does not have a compensation committee. All decisions regarding compensation are determined by the Company’s entire Board of Directors. New management of the Company plans to form a compensation committee in the near future.

Equity Compensation Plan

Upon the closing of the Merger, it is anticipated that the Company will adopt and assume OnPoint’s existing 2011 Omnibus Incentive Compensation Plan to create the Employee Stock Option Pool. The Employee Stock Option Pool will automatically increase each year such that the total number of shares available for issuance under the 2011 Omnibus Incentive Compensation Plan is equal to 20% of the fully-diluted shares as of the date of such increase. The Employee Stock Option Pool will be used to attract and retain qualified employees, directors and consultants and will be granted from time to time under the guidance and approval of the Company’s Board of Directors or its compensation or similar committee, if one is later established.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company’s subsidiary OnPoint has no employment agreements with key executives.

Compensation of Directors

During the year ended December 31, 2010, the Company did not pay any director fees for each meeting attended by such director. Directors who are also employees receive no compensation for serving on the Board. The Company’s non-employee directors receive options to purchase shares of common stock at the market price on the date they are granted, reimbursement of expenses incurred consequential to their service and may receive additional options at the discretion of the Board. There was no compensation paid to our non-employee directors during the year ended December 31, 2010.

In 2011, the non-employee directors of the Company’s subsidiary OnPoint received options to purchase up to 30,000 shares of common stock from OnPoint for their service on OnPoint’s Board of Directors for the fiscal year ending December 31, 2011.

The Company is reviewing its compensation policies for non-employee directors and anticipates that it may adjust the compensation paid to its non-employee directors in the near future.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2010, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.